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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 Amendment No. 3

                                 Schedule 13E-3

                        Rule 13e-3 Transaction Statement

                  (Pursuant to Section 13(e) of the Securities
                  Exchange Act of 1934 and Rule 13e-3 (Section
                             240.13e-3) thereunder)

                          Guaranty National Corporation
                              (Name of the Issuer)

           Orion Capital Corporation and Guaranty National Corporation
                       (Name of Persons Filing Statement)

                     Common Stock, par value $1.00 Per Share
                         (Title of Class of Securities)

                                    401192109
                      (CUSIP Number of Class of Securities)

   Michael P. Maloney, Esq.                              Michael L. Pautler
  Orion Capital Corporation                        Guaranty National Corporation
     9 Farm Springs Road                           9800 South Meridian Boulevard
Farmington, Connecticut 06032                        Englewood, Colorado 80112
        (860) 674-6600                                     (303) 754-8400

                  (Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications on Behalf of Person(s) Filing
                                   Statement)

                                    Copy to:

      John J. McCann, Esq.                      Hardin Holmes, Esq.
Donovan Leisure Newton & Irvine       Ireland, Stapleton, Pryor & Pascoe, P.C.
      30 Rockefeller Plaza                   1675 Broadway, 26th Floor
    New York, New York 10112                   Denver, Colorado 80202
         (212) 632-3000                            (303) 623-2700



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                                  INTRODUCTION

                  This Amendment No. 3 further amends and supplements the Rule 13E-3 Transaction Statement of Orion Capital Corporation, a Delaware corporation ("Orion"), and Guaranty National Corporation, a Colorado corporation, filed by Orion on November 5, 1997, as previously amended and supplemented by Amendment No. 1 dated November 25, 1997 and Amendment No. 2 dated December 1, 1997 (together, the "Schedule 13E-3").

                  The Schedule 13E-3 relates to the tender offer by Orion to purchase all outstanding shares of common stock, par value $1.00 per share (including any associated stock purchase rights) (the "Shares"), of Guaranty for $36.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Orion's Offer to Purchase dated November 5, 1997 (the "Original Offer to Purchase") as supplemented by the Supplement to the Offer to Purchase dated December 1, 1997 (together referred to as the "Offer to Purchase") and the related Letter of Transmittal, which, together with amendments and supplements thereto, constitute the "Offer." The Offer terminated by its terms on the Expiration Date, Friday, December 5, 1997, at 12:00 midnight, New York City time.

                  The Offer was made pursuant to the Agreement and Plan of Merger dated October 31, 1997 between Orion and Guaranty, which provides for the merger (the "Merger") of a wholly-owned subsidiary of Orion with and into Guaranty. If the Merger is consummated, each Share outstanding immediately prior to the time when the Merger becomes effective, other than Shares as to which dissenter's rights of appraisal shall have been duly asserted and perfected under the Colorado Business Corporation Act and Shares held by Orion, its wholly-owned subsidiaries and Guaranty, will be converted into the right to receive $36.00 in cash per Share, without interest, all as more fully described in the Offer to Purchase referred to herein.

                  This Amendment No. 3 to the Transaction Statement is being filed jointly by Orion and Guaranty. By filing this Schedule 13E-3, neither of the joint signatories concedes that Rule 13e-3 under the Securities Exchange Act of 1934, as amended, is applicable to the Offer or the Merger or the other transactions contemplated by the Agreement and Plan of Merger.



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                  This Statement amends the Schedule 13E-3 by incorporating by reference herein the press release dated December 8, 1997 of Orion attached hereto as Exhibit (d)(14). This Statement also amends Items 10, 11, 16 and 17 of the Schedule 13E-3 by adding the information set forth below. Except as otherwise indicated herein, the Schedule 13E-3 remains unchanged in all respects.

ITEM 10. Interest in Securities of the Issuer.

         The information set forth in Item 10 of the Schedule 13E-3 is hereby supplemented by incorporating herein by reference the information set forth in
Item 6 of Amendment No. 2 to the Schedule 14D-1 of Orion dated December 8, 1997 attached hereto as Exhibit (g)(7). The information set forth in the press release dated December 8, 1997 of Orion attached hereto as Exhibit (d)(14) is also hereby incorporated herein by reference.

ITEM 11. Contracts, Arrangements or Understandings with Respect to the Issuer's Securities.

         The information set forth in the Notice to Shareholders of Merger of GNC Transition Corp. into Guaranty National Corporation and Dissenters' Rights and the Articles of Merger dated December 6, 1997, a copy of which is attached hereto as Exhibit (c) (7), is incorporated herein by reference.

ITEM 16. Additional Information.

         Whether or not specifically referenced in response to Items of this Statement, the information contained in the press release dated December 8, 1997, a copy of which is attached hereto as Exhibit (d)(14), is hereby incorporated herein by reference.

ITEM 17.          Material to be Filed as Exhibits.

                  (d)(14)  Press release dated December 8, 1997

                  (c)(7) Notice to Shareholders of Merger of GNC Transition Corp. into Guaranty National Corporation and Dissenters' Rights and the Articles of Merger dated December 6, 1997.

                  (g)(7)   Amendment No. 2 to the Tender Offer Statement on
                           Schedule 14D-1 of Orion Capital Corporation dated December 8, 1997


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                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 8, 1997

                               ORION CAPITAL CORPORATION


                               By:      /s/ Michael P. Maloney
                               Name:    Michael P. Maloney
                               Title:   Senior Vice President, General Counsel
                                          and Secretary




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                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 8, 1997

                                 GUARANTY NATIONAL CORPORATION


                                 By:      /s/ Arthur J. Mastera
                                 Name:    Arthur J. Mastera
                                 Title:   Senior Vice President - Administration


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                                  EXHIBIT INDEX

Exhibit                         Description
-------                         -----------

(d)(14)  Press release of Orion Capital Corporation dated December 8, 1997

(c)(7) Notice to Shareholders of Merger of GNC Transition Corp. into Guaranty National Corporation and Dissenters' Rights and the Articles of Merger dated December 6, 1997.

(g)(7) Amendment No. 2 to the Tender Offer Statement on Schedule 14D-1 of Orion Capital Corporation dated December 1, 1997.